Exhibit 99.2

CHANA YUCHAN INTERNATIONAL LIMITED 16 RA FELES QUAY #26-00 HONG LFONG SUDONG SINGAPORS 042541 VOTE BY INTERNET Before The Meeting – Go to www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information up until 8:00 a.m. Eastern Time on Wednesday July 15, 2020. Have your proxy form in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. During The Meeting- Go to www.virtualshareholdermeeting.com/CYD2020 You may attend the meeting via the internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions. VOTE BY PHONE – 1-800-690-6903 Use any touch – tone telephone to transmit your voting instructions up until 8.00 a.m. Eastern Time on Wednesday July 15, 2020. Have proxy form in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy form and retune it in the postage-paid envelope we have provided or return it to vote processing. Do Broadridge, 51 Mercedes Way. Edgewood, NY 11717 no later than 8.00. a.m. Eastern Time on Wednesday July 15, 2020. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: D19026-P41968 KEEP THIS PORTION FOR YOUR RECORDS DETACHAND RETIURN THIS PORTION ONLY THIS PROXY CARD IS VALID WHEN SIGNED AND DATED. CHINA YUCHAI INTERMNATIONAL LIMITED for all withhold all for all except To withhold authority to vote for any individual nominee(s), mark For All Except and write the number(s) of the nominee(s) on the line below The Board of Directors recommends you vote FOR the following: 3. To re-elect the following Directors retiring pursuant to Bye-law 4(z) of the Bye-law of the company to hold office until the next Annual General Meeting of the Company. Nominees: O1) Mr. Kwok Lang Pock 02) Mr. Gan Khal Choon 03) Mr.Hoh Wong Ming 04) Mr. Noo Poh Klax 05) Mr. Yan Ping 06) Mr.Han Yhyong 07) Mr. Hlo Raymond Chi.Koung 08) Mr. Tan Eng Keoo 09) Mr.Xle tao The Board of Directors recommends you vote for the following proposals: For Against Abstain To receive and adept the audited financial statements and independent auditions report for the ended December 31, 2019. To approve an increase in the limit of the Directors fees as set out in Bye-law 10(11) of the Company form US$250,000 to US$569,013 for the financial year 2019 (Direction fees paid FY 2018. US$490,000) To authorice the Boand of Directors to appoint up to the maximum of 11 Directors or such maximum number as determined form time to time by the shareholders in general meeting to fill any vacancies on the Board. To re-appoint Ernst & Young LLP as independent auditors of the Company and to authorize the Audit Committee to for their remuneration For address changes and/or comments please check this box and write them on the back where indicated Please sign exactly as your name(s) appear(s) hereon within the box. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. All holders must sign. If a corporation or partnership, please sign in full corporate name by authorired officer.

IMPORTANT – Please read the following notes before completing this form A Member may appoint a proxy who need not be a Member of the Company by inserting the proxy’s name on this proxy form in the space provided. If no name is entered in the space provided. the Chairman or such other person as he may designate will be authorized to act as your proxy. A member is entitled to appoint one or more proxies to attend and vote in his stead. Where a member appoints more than one proxy, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. For ease of administration, we would request members not to appoint more than two proxies. The Company shall be entitled to reject a proxy form which is incomplete, improperly completed or illegible. If the true intentions of the appointor are not ascertainable from the instruction of the appointor specified on the proxy form and in relation to any other matter which may come before the Meeting, the proxy shall be entitled to vote in his/her discretion. In the case of a corporation, this proxy must be executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign. Members are strongly encouraged to vote and submit the proxy in advance by internet, telephone or by mail per the instructions on this proxy form and to submit any questions by email to cyd@bluefocus.com no less than 48 hours before the time appointed for the Meeting, that is no later than 8.00 p.m. Singapore time or 8:00 a.m. New York time on Wednesday, July 15, 2020. To be valid, this proxy and the power of attorney or other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffles Quay, #26-00 Hong Leong Building, Singapore 048581, Republic of Singapore OR Vote Processing, c/o Broadridge, 51 Mercedes Way Edgewood, NY 11717 not less than 48 hours before the time appointed for the Meeting, that is no later than 8.00 p.m. Singapore time or 8:00 a.m. New York time on Wednesday, July 15, 2020. In the case of joint holders of any share, this proxy may be signed by any one of such joint holders. At the Meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members, Pursuant to the Bye-laws of the Company no resolution of Members may be passed without the affirmative vote of the Special Share cast by the holder of the Special Share. By resolution of the Board, only Members entered in the Register of Members of the Company at the close of business on June 10, 2020 (New York Time) are entitled to receive notice of and to attend and vote at the Annual General Meeting. Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: Notice of Annual General Meeting and Annual Report are available at www.proxyvote.com. D19027-p41968 CHINA YUCHAI INTERNATIONAL LIMITED ANNUAL GENERAL MEETING OF SHAREHOLDERS JULY 17, 2020, 8:00 A.M. I/Weof being (a) shareholder(s) of China Yuchai International Limited (the “Company”), hereby appoint(s) Name: and/orwith Passport Number: and/orof Address:and/or holding Proportion of shareholding (%):and/oror failing him/her, the Chairman of the Meeting or such other person as he may designate as my/our proxy(ies) to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at New World Millennium Hong Kong Hotel, 72 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Friday, July 17, 2020 at 8:00 A.M. (Hong Kong Time), and at any adjournment thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Address Changes/Comments: (If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.) Continued and to be signed on reverse side